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                                                                 EXHIBIT (a)(12)

QUESTION AND ANSWER ABOUT THE STOCK OPTION EXCHANGE PROGRAM

ARE EMPLOYEES WHO LEAVE WILLIAMS WITH THE SALE OF WEG ELIGIBLE TO PARTICIPATE IN WILLIAMS' STOCK OPTION EXCHANGE PROGRAM?

You must be an employee at the expiration of the offer (expected to be June 25, 2003, unless we extend it) in order to participate. Personalized packets were mailed on May 28 to the homes of employees eligible to participate in the program. Until the sale is closed and employees are officially transferred to the new company, all employees are still Williams employees even if they are expected to move to the new company after the sale is completed. It is important, however, to remember that there is no guarantee as to when the sale will be finalized or as to whether or when the status of affected employees may change. Therefore, it is important to consider the possible effect of the timing of the sale when making your decision whether or not to participate in the program.

If you choose to participate and:

         o Your employment with Williams is terminated (whether or not as a result of the sale) prior to the expiration of the offer (expected to be June 25, 2003), your election will be automatically withdrawn and you will continue to hold your existing options

         o Your employment with Williams is terminated (whether or not as a result of the sale) after the expiration of the offer, but on or before the grant date of the replacement options (expected to be December 27, 2003), you will not be granted replacement options and the options you tendered for exchange will not be reinstated

         o Your employment with Williams is terminated (whether or not as a result of the sale) after the grant date of the replacement options, but before the replacement options are vested, your replacement options will be forfeited and the options you tendered for exchange will not be reinstated.

Currently, the sale is expected to close in June 2003 and most employees who are transferring to the new company are expected to be moved by the end of 2003. If the sale closes as expected, no transferred employees would become vested in the exchanged options.